Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended									Nine Months Ended September 30,
	2002		2003		2004		2005		2006	2007
Income before income taxes	$3,562		$4,215		$2,700		$7,068		$7,468	$11,170
Plus fixed charges:
Interest expense	12		116		260		117			1,341
Estimate of the interest within rental expense

Total fixed charges	12		116		260		117			1,341

Fixed charges	12		116		260		117			1,341

Earnings to fixed charges	$3,574		$4,331		$2,960		$7,185		$7,468	$12,511

Ratio of earnings to fixed charges	297.83	x	37.34	x	11.38	x	61.41	x	n/a	9.32	x